UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ILOG S.A.

(Name of Subject Company)

ILOG S.A.

(Name of Person Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depository Shares, Each Representing One Ordinary Share

(Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jerome Arnaud
Chief Financial Officer
ILOG, S.A.
1195 West Fremont Ave
Sunnyvale, CA 94087
408-991-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Scott R. Saks
Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street, First Floor
New York, New York 10022
212-318-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1) This is the CUSIP of the American Depository Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

The following is a presentation sent via email on July 28, 2008 to industry analysts by ILOG S.A. and International Business Machines Corporation:

© 2008 IBM Corporation Memorandum of Understanding for IBM to Launch Tender Offer to Acquire ILOG Analyst Presentation Tom Rosamilia, GM, IBM WebSphere IBM Software Group Pierre Haren, Chairman & CEO, ILOG July 28, 2008

2 IBM Software Group - WebSphere © 2008 IBM Corporation Announcing ILOG MOU! Taking BPM Leadership to the next level, and entering new markets! ILOG expands IBM’s leadership in BPM enabled by SOA – Combines leading Business Process Management Enabled by SOA capabilities with award-winning Business Rules Management Software ILOG opens new opportunities for IBM – Adds unique optimization and visualization tools ILOG extends customer value in IBM’s SOA and Business Optimization strategy – Business rules make companies more flexible and dynamic. – ILOG’s strengths build upon IBM’s current capabilities and enhance the ability of business users to manage business rules ILOG strengthens IBM’s unmatched partner value – Brings unique skills and expertise in Business Rules, Optimization and Visualization from over 500 partners to customers around the world Memorandum of Understanding for IBM to Launch Tender Offer to Acquire ILOG Following Close:

3 IBM Software Group - WebSphere © 2008 IBM Corporation ILOG Company Overview Industry Leading, Award Winning, Cutting Edge Over 850 Employees with headquarters in France and US Over 3,000 direct customers in over 30 countries make better decisions faster with ILOG technology Robust ISV/OEM Channel: 500+ OEM partners embed ILOG BRMS, Optimization and Visualization technologies Ranked 166 in Software 500 listing Cape Horn Strategies Sustained Success Honor Roll: – ILOG recognized as among 23 out of 482 public software companies with seven consecutive years of profitable growth. Listed on NASDAQ & Euronext IBM Business Partner since 1996 Changing the rules of business

4 IBM If Loan to Value is greater than 80% THEN request Private Mortgage Insurance Business Rule Management Systems Managing Business Change Optimization Suite Making complex decisions Minimize Salary Cost Maximize Shift Assignments Minimize Allocation Unfairness Capacity Data Transactional Data Enterprise Data Inventory Data Resources Data Changing the rules of business Software Group - WebSphere © 2008 IBM Corporation ILOG Products & Technologies Leading Capabilities in BRMS, Optimization and Visualization Powerful Business Rule Management System to help manage change Innovative suite of Optimization tools with supply chain management extensions Visualization tools for scheduling and tailored displays

5 IBM Software Group - WebSphere © 2008 IBM Corporation ILOG Delivers Results! – Reduced transportation costs from fuller vehicles – Increased production and reduced inventory carrying costs – Cross Business Unit Integration – Better response time to business requirements – faster development cycles & process deployment – Reduced labor-based downtime risks through better scheduling – Manages all operational data in real time using ILOG’s advanced graphics – More sophisticated and granular pricing – Benefits from SOA + BRMS: New business quotes are up 65% and new business written premium is 23% higher BRMS Software: Eurobank –Lending Origination Platform Optimization Software: Coors Brewing Company – Truck Loading Optimization and Visualization : Metro de Madrid – Workforce Scheduling BRMS Software: Traveler’s Insurance – Insurance Underwriting & Pricing

IBM Software Group - WebSphere

ILOG Already Benefits IBM

WebSphere. software

- Business rules capability with WebSphere Process Server
- Business Rules capability with WebSphere Application Server
- Visualization capabilities in WebSphere Business Events

Tivoli. software

- Network visualization capability with Tivoli Netcool

Business Rules
Optimization Tools
Visualization Tools

Ready for IBM SOA Specialty

Smart SOA Simple to Advanced. From IBM

Power

- Semiconductor wafer manufacturing optimization

Information Management software

- Business rules capability with IBM FileNet and InfoSphere Master Data Management Server

Global Business Services

- Center for Business Optimization engagement with ILOG products
- GBS Business Consulting

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© 2008 IBM Corporation

7 IBM Software Group - WebSphere © 2008 IBM Corporation IBM is a Recognized Leader in BPM Enabled by SOA Points of Agility Deliver Extensive Differentiation for BPM Points of Agility Greater Support for Process Change Business Process Modeling & Design Process Execution Business Activity Monitoring & Analysis Human Interaction & Collaboration IBM BPM Suite Active Content Service Selection Policies Analytics Events Rules

IBM Software Group - WebSphere

Business Rules Capabilities for IBM

Strengthening with Industry Leading Tools and Technologies

Today

- Capabilities to create rule sets and decision tables to enable process agility
- Single integrated UI for business rule and BPM process solution development
- Tightly integrated in WebSphere Dynamic Process Edition and WebSphere Process Server
- ILOG Extensions with IBM BPM

Post Close and Beyond

- Leading rule repository and end-to-end rule lifecycle management
- Full spectrum of definition and execution methods
- Maximum rules reuse – across all BPM initiatives, SOA initiatives, applications and modernization efforts
- Tight Integration between WebSphere and ILOG


Business Rule Application Development
Business Rule Application Deployment and Administration
Business Rule Management
Repository
Sequential Execution
Inferencing Execution
Business Rules Lifecycle Management

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© 2008 IBM Corporation

9 IBM Software Group - WebSphere © 2008 IBM Corporation IBM and ILOG team with PSA Peugeot Citroën Benefits: With IBM and ILOG software solutions, PSA Peugeot Citroën benefits from a more transparent delivery process and more visibility into its production constraints. The Group can more accurately predict speedy delivery dates, resulting in improved service quality and customer satisfaction. Challenge: PSA Peugeot Citroën needed to provide its customers and distributors with quick and reliable delivery dates to improve its quality of service and level of customer satisfaction. Solution / Approach: PSA Peugeot Citroën utilized a solution comprised of IBM and ILOG software including: • IBM WebSphere • IBM Tivoli and • ILOG

IBM Software Group - WebSphere

ILOG Opens IBM to New Opportunities

Optimization and Visualization Offerings Deliver New Value to Customers

Optimization

- Modeling Tools and Engines
  - Operations research professionals
  - Software vendors
- Value Delivered
  - Strategic and tactical decision-making
- Widely-deployed
  - More than 1,000 commercial customers
  - ISV/OEM base with recurring revenue

Optimization technology is used to determine the best plan to achieve business objectives considering scarce resources, constraints, and preferences.

Visualization

- Building interactive user interfaces
  - Diagrams, maps, schedules, charts, editors
  - Telecom and Defense (C3I) visualization
- Value Delivered
  - Rich Internet Applications and Web 2.0
  - ILOG Elixir for Adobe Flex Platforms in January
- Strong ISV base and recurring revenue
  - Embedded by IBM, HP, Oracle, others...



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© 2008 IBM Corporation

11 IBM Software Group - WebSphere © 2008 IBM Corporation Following Close: IBM + ILOG Deliver More Value to Customers Provide customers more control over the business rules that define the interlocking processes they manage Strengthen successful portfolios with technologies and services in areas of advanced decision control and business rules. Provide customers with extended capabilities for process optimization and visualization through a set of powerful yet easy-to-use tools Preserve and protect client investments in both ILOG and IBM products with continued world-class service and support Deliver leading products on an end-to-end, extensible, open standards-based platform

IBM Software Group - WebSphere
IBM

How Will ILOG Partners Benefit?

- ***Open Doors for New Accounts*** by working with IBM's world-wide Sales and Marketing Team.
- ***Faster Time to Value*** by integrating with IBM's open, standards-based, multiplatform offerings.
- ***Access to Skilled Resources*** through IBM Global Services Delivery Team.
- ***Expand Global Reach*** by leveraging IBM's international presence in 170 countries.
- ***World class Partner Organization and Enablement*** through IBM PartnerWorld and SOA Partner Programs.





IBM and ILOG have partnered for Success since 1996

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© 2008 IBM Corporation

13 IBM Software Group - WebSphere © 2008 IBM Corporation 96 of the Fortune 100 run WebSphere Award Winning BPMS Industry Leading SOA and BPM Capabilities Industry Knowledge in 17 Industries 15,000 plus partners 100,000 customers An UNBEATABLE COMBINATION! IBM + ILOG – A Match Made for Business Award Winning BRMS Optimization and Visualization Ranked 166 in Software 500 listing 500 plus partners Over 3,000 customers Delivering Business Value and Return on Investment with Leading Capabilities in BPM, BRMS, Optimization and Visualization Memorandum of Understanding for IBM to Launch a Tender Offer to Acquire ILOG

IBM Software Group - WebSphere

Analyst Relations Contacts

- Sara Peck
  - Program Director, IBM WebSphere
  - sarap@us.ibm.com
- Debbie Cass
  - IBM WebSphere Analyst Relations
  - dcass@ca.ibm.com
- Susan Peters
  - ILOG Analyst Relations
  - speters@ilog.com
- IBM IT Analyst Relations:
  - North America: analyst@us.ibm.com
  - IBM IT Analyst Relations site: **ibm.com**/itanalyst

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© 2008 IBM Corporation

15 IBM Software Group - WebSphere © 2008 IBM Corporation Investors and security holders are urged to read the tender offer statement from Bidder regarding the proposed tender offer referred to in the foregoing information, when it becomes available, because it will contain important information. The tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “Commission”) and will be available on the Commission’s web site. Investors and security holders may obtain a free copy of the tender offer statement (when it is available) and other documents filed by Bidder with the Commission on the Commission’s web site at www.sec.gov. The tender offer statement and these other documents may also be obtained for free from Bidder, when they become available, on the Bidder’s web site at www.ibm.com.

16 IBM Software Group - WebSphere © 2008 IBM Corporation Q&A

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG S.A. (“ILOG”). This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary intend to file with the Autorité des marchés financiers (the “AMF”)  (in particular the Note d’Information) and the Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG also intends to file with the AMF a Note en Réponse and with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the Note d’Information to be filed by IBM and the Schedule 14D-9 and the Note en Réponse to be filed by ILOG because these documents will contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with laws of such jurisdiction.